UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36102

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knowles Corporation 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knowles Corporation
1151 Maplewood Drive
Itasca, Illinois 60143

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits & Investment Committee
Knowles Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Knowles Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Knowles Corporation 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Knowles Corporation 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, IL
June 22, 2017

Knowles Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31, 2016	December 31, 2015
Assets:
Investments at fair value (Note 4)	$136,590	$113,311
Employee contributions receivable	105	—
Employer contributions receivable	440	172
Notes receivable from participants	3,277	3,134
Net Assets Available for Benefits	$140,412	$116,617

Knowles Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2016
Additions:
Investment Income:
Dividends	$3,048
Net appreciation in fair value of investments (Note 3)	7,265
Total Investment Income	10,313

Interest income on notes receivable from participants	99
Contributions:
Participant contributions	8,036
Employer contributions	5,017
Rollovers	1,179
Total Contributions	14,232
Total Additions	24,644

Deductions:
Distributions	(12,793)
Administrative expenses	(153)
Total deductions	(12,946)

Net increase in assets available for benefits prior to transfer	11,698

Plan transfers (Note 7)	12,097

Net increase in assets available for benefits after transfer	23,795

Net assets available for benefits:
Beginning of year	116,617
End of year	$140,412

KNOWLES CORPORATION 401(K) PLAN
Notes to Financial Statements
(in thousands unless otherwise noted)

1. Description of the Plan

The following description of the Knowles Corporation 401(k) Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Knowles Corporation (“Knowles”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Wells Fargo Bank, N.A. (the “Trustee”) has been granted authority by the Knowles Corporation Benefits & Investment Committee to purchase and sell securities.

Eligibility
All full-time employees of Knowles who have reached age 18 are immediately eligible to participate in the Plan. All part-time employees of Knowles who have reached the age of 18 and have completed at least 1,000 hours of service during a plan year are eligible to participate in the Plan.

Automatic Enrollment
The Plan has an automatic enrollment feature for all new employees. Eligible employees are enrolled automatically in the Plan at a 5% pre-tax contribution rate unless they formally opt-out of the Plan or elect to contribute at a higher or lower rate. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

Contributions
Participant
Eligible employees of Knowles that have been enrolled or elected to participate in the Plan may make pre-tax and after-tax contributions to the Plan. Participants pre-tax and after-tax deferrals are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. The amount contributed by a participant is subject to applicable Internal Revenue Code (“IRC”) limits. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Highly compensated employees may not exceed $5,000 of after-tax contributions in any Plan Year. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. Effective January 1, 2016, participants may make In-Plan Roth rollovers, which allows a participant to elect to change the tax treatment of all or some of their pre-tax accounts.

Employer
The Plan provides a fixed per-payroll matching contribution (“Employer Matching Contribution”) equal to 100% of the participant’s elective deferrals, not to exceed 5% of the participant’s compensation. Knowles may also elect to make profit-sharing contributions for a Plan year with respect to its employees who have satisfied the eligibility requirements set forth above. Such contributions are allocated in proportion to the compensation of participants who are employed by Knowles and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit-sharing contributions are invested consistent with participants' investment fund elections. If a participant has not made an investment fund election, profit-sharing contributions will be invested in the age-based Vanguard Target Retirement Funds based on the participant's date of birth.

Vesting
Participants are fully vested immediately with respect to their own contributions. Basic employer matching contributions and employer profit-sharing contributions for all participants, plus earnings thereon, vest immediately. Effective January 1, 2016, the vesting of the profit-sharing contribution changed from vesting over 5 years to vesting immediately.

Distributions and Forfeitures
A participant's vested account balance in the Plan is distributable following the participant's retirement, death or other termination of employment. Prior to January 1, 2016, unvested amounts were forfeited and used to reduce future employer contributions. During 2015, $28 of forfeitures in the Plan were used to offset 2015 employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of a single lump-sum payment or installment payments over a period of not more than a participant’s assumed life expectancy. For distributions that include Knowles stock, the participant may elect to receive whole shares of Knowles stock “in-kind” and the remaining fractional share in cash. In-service distributions are permitted from a participant's vested account balance, provided the participant has attained the age of 59 ½. Participants may delay the distribution of their vested account balance following their termination, however distributions are required to begin no later than April 1st following the end of the year in which a participant reaches the age of 70 ½.

Notes Receivable from Participants
A participant may borrow up 50% of their vested account balance, up to $50, with a minimum loan amount of $1 from the vested portion of their account. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Principal and interest is paid ratably through payroll deductions. Notes receivable outstanding as of December 31, 2016 bear interest at rates between 3.25% and 7.50%.

Allocation Provisions
Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Knowles “insiders” may complete transfers involving Knowles stock only during designated window periods. Participants are entitled to vote with respect to any Knowles shares in their account in the Plan in the same manner as other Knowles stockholders.

Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid by the Plan. Such administrative expenses are charged to the participants as a flat fee on a quarterly basis. The investment expense fees are paid by the fund holder through the amount invested or as an offset to earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments - Valuation
The Plan's investments are reported at fair value (see Note 4). Investments in common shares are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2016 and 2015, approximately 1.2% and 1.3%, respectively, of the Plan's assets were invested in Knowles common stock.

Distributions to Participants
Distributions to participants are recorded in the Plan's financial statements when paid.

Plan Termination
Although it has not expressed any intent to do so, Knowles has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which addresses how certain investments measured at net asset value with redemption dates in the future are categorized within the fair value hierarchy. Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Under the new guidance, the requirement to categorize investments for which fair values are measured using the net asset value per share, as a practical expedient, is removed. The Plan adopted this guidance as of January 1, 2016 and applied its provisions retrospectively to all periods presented. There was no impact of adopting this standard in the financial statements.

3. Investments

Knowles periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. On July 1, 2015, the Dover Stock Fund was liquidated and ceased to be an investment option under the Plan. This was in accordance with the contractual terms of the Employee Matters Agreement covering the divestiture of Knowles from Dover Corporation.

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2016 and 2015 are as follows:

	December 31, 2016
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money Market	$59	$—	$—	$59
Common Stock	1,656	—	—	1,656
Mutual Funds	115,138	—	—	115,138
Total Investments in the Fair Value Hierarchy	116,853	—	—	116,853
Investments measured at net asset value*
Collective funds	n/a	n/a	n/a	19,737
Total Investments	$116,853	$—	$—	$136,590

	December 31, 2015
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money Market	$52	$—	$—	$52
Common Stock	1,431	—	—	1,431
Mutual Funds	99,498	—	—	99,498
Total Investments in the Fair Value Hierarchy	100,981	—	—	100,981
Investments measured at net asset value*
Collective funds	n/a	n/a	n/a	12,330
Total Investments	$100,981	$—	$—	$113,311
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

Plan management reviews the audited financial statements of the Columbia Trust Stable Income I-0 Fund and International Growth Cl I Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of its net asset value. There are no unfunded commitments or redemption clauses.

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Knowles. Knowles, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. At December 31, 2016 and 2015 the Plan held 99,078 and 107,387 shares of Knowles stock, respectively. There were no dividends received by the Plan on these shares for the year ended December 31, 2016. These transactions also qualify as party-in-interest transactions. Certain Plan investments were shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Knowles. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

6. Income Tax Status

The Plan is governed by a master and prototype plan document maintained by the Plan’s record keeper, Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service concluding that the document is acceptable under Section 401 of the IRC. Pursuant to Rev. Proc. 2011-49, 2011-44 I.R.B. 608, Section 19, Knowles relies upon this letter for the Plan’s favorable tax treatment. Knowles believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Knowles believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

7. Transfer In

On January 4, 2016, assets valued at $12,097 were transferred into the Plan as a result of the legal plan merger of the Audience 401(k) Plan. Employees of this plan began participating in the Knowles plan effective January 1, 2016.

8. Subsequent Events

The plan evaluated subsequent events from December 31, 2016 through June 22, 2017, the date these financial statements were available to be issued. Effective January 1, 2017 and the first day of each subsequent Plan year, all participants who have an elective deferral of 0% will be automatically updated to a pre-tax deferral rate of 5%, except to the extent an affected participant makes an affirmative contrary election within the 31 days prior to the date that automatic contributions are to commence. All participants may complete a salary reduction agreement at any time to select an alternative deferral amount or to elect not to defer under the Plan in accordance with the deferral procedures of the Plan.

Knowles Corporation 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b)	(c)		(d)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Cost **	Fair Value
	Knowles Stock Fund
*	Knowles Corporation	Knowles Stock Fund		$1,656
*	Wells Fargo	Money Market Fund		59

	Mutual Funds
	Artisan	Mid Cap Value Fund		2,633
	Columbia Management	Columbia Acorn International		33
	Goldman Sachs	Small Cap Value Fund		1,531
	Hartford Mutual Funds	Mid Cap Fund		9,517
	Hartford Mutual Funds	Small Cap Growth HLS Fund Cl IA		4,199
	Invesco	Global Real Estate Fund - R5		465
	Natixis Funds	Loomis Sayles Strategic Income Fund Y		345
	Oppenheimer	Developing Market Fund - Y		159
	Pimco	ComodityRealReturn Strategy Fund Institutional Class		68
	Pimco	Total Return Fund Inst		7,378
	T Rowe Price	Blue Chip Growth		1,594
	Templeton	Foreign Fund - R6		43
	Vanguard	Equity Income Fund Adm		1,834
	Vanguard	Extended Market Index Adm		1,521
	Vanguard	Institutional Index		28,808
	Vanguard	Total International Stock Index AD		2,288
	Vanguard	Total Bond Market Index Fund Adm		3,019
	Vanguard	Target Retirement Income Fund		2,161
	Vanguard	Target Retirement 2010		2,338
	Vanguard	Target Retirement 2015		558
	Vanguard	Target Retirement 2020		7,865
	Vanguard	Target Retirement 2025		5,332
	Vanguard	Target Retirement 2030		11,568
	Vanguard	Target Retirement 2035		5,081
	Vanguard	Target Retirement 2040		9,054
	Vanguard	Target Retirement 2045		3,013
	Vanguard	Target Retirement 2050		1,527
	Vanguard	Target Retirement 2055		768
	Vanguard	Target Retirement 2060		438

	Collective Funds
	Ameriprise Trust Company	Columbia Trust Stable Income		14,072
	Invesco	International Growth Cl I		5,665
	Total Investments at Fair Value			$136,590

	Notes Receivable from Participants
*	Plan Participants	Interest Rates from 3.25% - 7.50%		3,277
		Maturities through 2046
				$139,867
*    Denotes Party in interest to the Plan
**    Cost information is not required for participant-directed investments and therefore is not included

SIGNATURE

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KNOWLES CORPORATION
401(k) PLAN

Date:	June 22, 2017	/s/ Thomas G. Jackson
Thomas G. Jackson
Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

23.1	Consent of Grant Thornton LLP